Exhibit 3

FOR IMMEDIATE RELEASE	8 March 2016

WPP plc (“WPP”)

Director’s Dealing

WPP was notified yesterday that on 7 March 2016, Ms Charlene Begley, Non-executive Director of the Company, purchased 228 WPP plc ADRs at an average price of $109.9981 per ADR. Following this purchase, Ms Begley’s holding is now 428 WPP ADRs (equivalent to 2,140 ordinary shares).

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

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